Exhibit 99.3

NATIONAL CITY CORPORATION

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
ANNUAL FINANCIAL SUPPLEMENT

Derek Green   Holly Schreiber

(216) 222-9849   (216) 575-3035

<Table>
<Caption>

UNAUDITED
NATIONAL CITY CORPORATION
CONSOLIDATED FINANCIAL HIGHLIGHTS
($ IN MILLIONS, EXCEPT PER SHARE DATA)

Prior period amounts have been restated for stock splits and pooling-of-interests transactions.

	2000	1999	1998	1997	1996	1995
EARNINGS						
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Interest income (TE)	$6,600.3	$5,949.6	$5,796.9	$5,405.5	$5,357.3	$5,437.8
Interest expense	3,608.2	2,912.6	2,845.0	2,552.2	2,473.8	2,648.2
Net interest income (TE)	2,992.1	3,037.0	2,951.9	2,853.3	2,883.5	2,789.6
Provision for loan losses	286.8	249.7	201.4	225.4	239.9	205.0
NII after provision for loan losses (TE)	2,705.3	2,787.3	2,750.5	2,627.9	2,643.6	2,584.6
Fees and other income	2,427.4	2,242.4	2,179.7	1,766.4	1,528.5	1,331.7
Securities gains (losses)	56.9	138.4	134.5	81.2	108.7	42.4
Noninterest expense*	3,183.9	2,982.5	2,997.7	2,726.7	2,725.8	2,689.8
Income before taxes and TE adj	2,005.7	2,185.6	2,067.0	1,748.8	1,555.0	1,268.9
Income taxes*	669.6	743.2	694.1	548.7	474.0	383.8
TE adjustment	33.7	36.9	40.3	43.0	38.4	37.2
Net inc. before cum. effect - adjusted*	1,302.4	1,405.5	1,332.6	1,157.1	1,042.6	847.9
Cum. effect of accounting changes, net	-	-	-	-	-	-
Net income - adjusted*	1,302.4	1,405.5	1,332.6	1,157.1	1,042.6	847.9
Merger charges (after-tax)	-	-	(261.9)	(34.9)	(49.1)	(19.7)
Net income	$1,302.4	$1,405.5	$1,070.7	$1,122.2	$993.5	$828.2
Net income per common share						
Basic	$2.14	$2.25	$1.64	$1.74	$1.50	$1.25
Diluted	2.13	2.22	1.61	1.71	1.48	1.22
Diluted - adjusted*	2.13	2.22	2.00	1.77	1.55	1.25
PERFORMANCE RATIOS						
Return on average common equity*	21.29%	22.64%	19.18%	18.77%	17.53%	15.82%
Return on average total equity*	21.21	22.56	19.13	18.77	17.43	15.55
Return on average assets*	1.52	1.67	1.66	1.61	1.47	1.18
Net interest margin	3.85	3.99	4.11	4.37	4.47	4.24
Efficiency ratio*	58.75	56.49	58.42	59.02	61.78	65.27
ASSET QUALITY						
Gross charge-offs	$408.0	$387.8	$321.4	$360.8	$380.7	$337.9
Net charge-offs	286.3	249.5	200.5	222.7	228.3	204.2
Loan loss reserve	928.6	970.5	970.2	941.9	958.7	947.0
Nonperforming assets	402.3	289.1	248.5	273.3	282.4	356.4
Net charge-off ratio	.46%	.43%	.37%	.44%	.46%	.42%
Loan loss reserve/loans	1.42	1.61	1.67	1.81	1.90	1.89
Nonperforming assets to loans + OREO	.61	.48	.43	.53	.56	.71
CAPITAL & LIQUIDITY						
Average equity to assets	7.18%	7.39%	8.70%	8.57%	8.44%	7.59%
Average equity to loans**	9.80	10.80	12.73	12.11	11.93	11.12
Average loans to deposits**	120.27	109.41	101.50	98.36	94.30	90.43
Common equity to assets (tangible)***	6.34	5.12	6.72	7.44	7.82	6.91
AVERAGE BALANCES						
Assets	$85,550	$84,291	$80,053	$71,942	$70,924	$71,832
Loans	62,622	57,688	54,727	50,900	50,149	49,039
Loans held for sale or securitization	2,703	2,505	2,122	723	293	265
Securities (at cost)	11,988	15,005	13,908	13,079	13,367	15,655
Earning assets	77,782	76,121	71,747	65,259	64,535	65,838
Deposits	52,069	52,725	53,918	51,749	53,179	54,230
Common equity	6,110	6,200	6,937	6,166	5,927	5,267
Total equity	6,140	6,231	6,965	6,166	5,983	5,453
MEMO: Mortgage loans held for sale	$2,702	$2,505	$2,122	$723	$293	$265
Credit card loans held for securitization	1	-	-	-	-	-
Loans held for sale or securitization	$2,703	$2,505	$2,122	$723	$293	$265
ENDING BALANCES						
Assets	$88,535	$87,121	$88,246	$75,779	$72,918	$74,142
Loans	65,604	60,204	58,011	51,994	50,442	50,127
Loans held for sale or securitization	3,439	2,731	3,508	1,250	444	416
Securities (at fair value)	9,904	14,904	16,119	13,798	13,412	15,384
Deposits	55,256	50,066	58,247	52,617	53,619	54,923
Common equity	6,740	5,698	6,977	6,158	6,216	5,706
Total equity	6,770	5,728	7,013	6,158	6,216	5,892
MEMO: Mortgage loans held for sale	$3,031	$2,731	$3,508	$1,250	$444	$416
Credit card loans held for securitization	408	-	-	-	-	-
Loans held for sale or securitization	$3,439	$2,731	$3,508	$1,250	$444	$416

<CAPTION>

Prior period amounts have been restated for stock splits and pooling-of-interests transactions.

[Continued from above table, first column(s) repeated]

	1994	1993	1992	1991	1990
EARNINGS					
<S>	<C>	<C>	<C>	<C>	<C>
Interest income (TE)	$4,665.9	$4,449.5	$4,716.2	$5,135.4	$5,379.2
Interest expense	1,899.1	1,734.5	2,102.0	2,725.3	3,057.2
Net interest income (TE)	2,766.8	2,715.0	2,614.2	2,410.1	2,322.0
Provision for loan losses	195.9	227.8	304.6	393.9	484.4
NII after provision for loan losses (TE)	2,570.9	2,487.2	2,309.6	2,016.2	1,837.6
Fees and other income	1,273.5	1,202.1	1,098.6	956.8	888.3
Securities gains (losses)	35.6	58.6	100.0	49.7	(.1)
Noninterest expense*	2,635.1	2,539.8	2,597.0	2,308.5	2,177.5
Income before taxes and TE adj	1,244.9	1,208.1	911.2	714.2	548.3
Income taxes*	363.5	333.3	255.9	161.4	142.8
TE adjustment	62.4	70.6	79.2	94.1	116.0

```
Net inc. before cum. effect - adjusted*          819.0     804.2     576.1     458.7     289.5
Cum. effect of accounting changes, net               -      60.0     (21.0)        -         -
                                                 --------------------------------------------------
Net income - adjusted*                           819.0     864.2     555.1     458.7     289.5
Merger charges (after-tax)                           -         -         -         -         -
                                                 --------------------------------------------------
Net income                                      $819.0    $864.2    $555.1    $458.7    $289.5
                                                 --------------------------------------------------

Net income per common share
Basic                                            $1.23     $1.28       n/a       n/a       n/a
Diluted                                           1.21      1.25       .82       .71       .46
Diluted - adjusted*                               1.21      1.25       .82       .71       .46

PERFORMANCE RATIOS

-------------------------------------------------

Return on average common equity*                16.39%    18.38%    13.72%    12.60%     8.11%
Return on average total equity*                  16.09     17.42     12.54     11.38      7.54
Return on average assets*                         1.23      1.37       .91       .80       .53
Net interest margin                               4.53      4.71      4.68      4.59      4.62
Efficiency ratio*                                65.22     64.84     69.95     68.56     67.83

ASSET QUALITY
-------------------------------------------------

Gross charge-offs                               $276.9    $322.2    $371.3    $464.3       n/a
Net charge-offs                                  156.5     204.0     267.6     370.5     378.4
Loan loss reserve                                934.6     874.0     799.5     743.4     676.2
Nonperforming assets                             366.6     566.1     790.4     984.6     873.3
Net charge-off ratio                              .35%      .50%      .69%      .99%     1.03%
Loan loss reserve/loans                           1.97      2.03      2.01      1.92      1.80
Nonperforming assets to loans + OREO               .77      1.31      1.98      2.53      2.32

CAPITAL & LIQUIDITY
-------------------------------------------------

Average equity to assets                          7.62%     7.88%     7.27%     7.00%     6.96%
Average equity to loans**                        11.54     12.23     11.37     10.76     10.47
Average loans to deposits**                      85.03     81.21     78.14     79.29     81.16
Common equity to assets (tangible)***             6.09      7.03      6.24      5.47      5.47

AVERAGE BALANCES
-------------------------------------------------

Assets                                         $66,762   $62,940   $60,912   $57,551   $55,176
Loans                                           44,085    40,557    38,943    37,467    36,683
Loans held for sale or securitization              243       n/a       n/a       n/a       n/a
Securities (at cost)                            15,823    16,183    14,924    12,686    11,669
Earning assets                                  61,089    57,677    55,858    52,527    50,219
Deposits                                        51,847    49,942    49,836    47,256    45,196
Common equity                                    4,898     4,576     4,046     3,640     3,574
Total equity                                     5,089     4,960     4,426     4,031     3,839

Memo: Mortgage loans held for sale                $243       n/a       n/a       n/a       n/a
      Credit card loans held for securitization      -       n/a       n/a       n/a       n/a
                                                 -------
      Loans held for sale or securitization       $243       n/a       n/a       n/a       n/a

ENDING BALANCES
-------------------------------------------------

Assets                                         $70,438   $66,395   $62,469   $61,443   $57,417
Loans                                           47,396    42,996    39,708    38,723    37,492
Loans held for sale or securitization              140       n/a       n/a       n/a       n/a
Securities (at fair value)                      15,338    16,441    15,525    14,327    12,003
Deposits                                        54,755    51,388    51,228    50,370    47,537
Common equity                                    4,851     5,120     4,269     3,756     3,492
Total equity                                     5,039     5,318     4,582     4,159     3,719

Memo: Mortgage loans held for sale                $140       n/a       n/a       n/a       n/a
      Credit card loans held for securitization      -       n/a       n/a       n/a       n/a
                                                 -------
      Loans held for sale or securitization       $140       n/a       n/a       n/a       n/a

</TABLE>
*       Excludes merger charges.
**      Excludes loans held for sale or securitization.
***     Period-end less intangible assets.
n/a -   Not available
```

```
<TABLE>
<CAPTION>

                              UNAUDITED
                       NATIONAL CITY CORPORATION
                        BALANCE SHEET AVERAGES
                          ($ IN MILLLIONS)


-----------------------------------------------------------------------------------------------------
                                             2000       1999       1998       1997       1996       1995
                                          -----------------------------------------------------------------
AVERAGE LOANS
------------------------------------------------

Commercial                                $24,830    $22,359    $20,135    $16,837    $14,899    $14,044
Real estate - commercial                    6,222      6,239      6,407      6,562      7,230      6,926
Real estate - residential                  11,721      9,922     10,634     11,472     12,112     11,695
Consumer                                   13,215     13,831     12,589     11,257     11,406     11,754
Credit card                                 2,430      2,025      1,860      2,070      2,244      2,622
Home equity                                 4,204      3,312      3,102      2,702      2,258      1,998
                                          ------------------------------------------------------------------
   TOTAL LOANS                             $62,622    $57,688    $54,727    $50,900    $50,149    $49,039
                                          ==================================================================

MEMO:

Mortgage loans serviced (EOP)             $57,366    $46,704    $35,298    $24,900        n/a        n/a
Securitized credit card balances (EOP)        630        500        770        870        n/a        n/a

AVERAGE SECURITIES (AT COST)
------------------------------------------------

Mortgage-backed securities                 $7,212     $9,245     $7,776     $7,650     $7,887     $8,266
Other investment securities                 3,983      4,894      5,191      4,648      4,818      6,652
                                          ------------------------------------------------------------------
   Total taxable securities                11,195     14,139     12,967     12,298     12,705     14,918
Tax-exempt securities                         793        866        941        781        662        737
                                          ------------------------------------------------------------------
   TOTAL SECURITIES                       $11,988    $15,005    $13,908    $13,079    $13,367    $15,655
                                          ==================================================================

AVERAGE DEPOSITS
------------------------------------------------

Noninterest bearing deposits              $10,792    $11,473     $9,945     $9,230     $9,188     $8,800
NOW and money market accounts              16,549     16,804     17,472     15,467     15,689     14,537
Savings accounts                            3,207      3,818      4,158      5,037      5,190      6,084
Time deposits of individuals               15,457     14,898     16,619     17,802     19,454     20,722
                                          ------------------------------------------------------------------
   Core deposits                           46,005     46,993     48,194     47,536     49,521     50,143
Brokered retail CDs                         1,793      1,687      1,644      1,595      1,343      1,181
Other deposits                              1,143      1,366      2,365      1,566      1,456      1,541
Foreign deposits                            3,128      2,679      1,715      1,052        859      1,365
                                          ------------------------------------------------------------------
   TOTAL DEPOSITS                         $52,069    $52,725    $53,918    $51,749    $53,179    $54,230
                                          ==================================================================

SELECTED RATIOS
------------------------------------------------

Average loans to deposits                   120.3%     109.4%     101.5%      98.4%      94.3%      90.4%
Average loans to core deposits              136.1      122.8      113.6      107.1      101.3       97.8
Average loans to earning assets              80.5       75.8       76.3       78.0       77.7       74.5
Average securities to earning assets         15.4       19.7       19.4       20.0       20.7       23.8

n/a - not available

<CAPTION>


                                             1994       1993       1992       1991       1990
                                          ----------------------------------------------------------
AVERAGE LOANS
------------------------------------------------

<S>                                       <C>        <C>        <C>        <C>        <C>
Commercial                                $12,990    $13,001    $13,504    $14,329    $15,015
Real estate - commercial                    5,924      5,667      4,968      4,579      3,803
Real estate - residential                   9,900      8,949      8,327      6,505      6,668
Consumer                                   10,956      9,496      8,955      9,304      8,926
Credit card                                 2,633      1,796      1,813      1,823      1,481
Home equity                                 1,418      1,648      1,376        927        790
                                          ----------------------------------------------------------
   TOTAL LOANS                            $43,821    $40,557    $38,943    $37,467    $36,683
                                          ==========================================================

MEMO:

Mortgage loans serviced (EOP)                 n/a        n/a        n/a        n/a        n/a
Securitized credit card balances (EOP)        n/a        n/a        n/a        n/a        n/a

AVERAGE SECURITIES (AT COST)
------------------------------------------------

Mortgage-backed securities                    n/a        n/a        n/a        n/a        n/a
Other investment securities                   n/a        n/a        n/a        n/a        n/a
                                          ----------------------------------------------------------
   Total taxable securities                14,883     14,896     13,474     10,898      9,540
Tax-exempt securities                         940      1,287      1,450      1,788      2,129
                                          ----------------------------------------------------------
   TOTAL SECURITIES                       $15,823    $16,183    $14,924    $12,686    $11,669
                                          ==========================================================

AVERAGE DEPOSITS
------------------------------------------------

Noninterest bearing deposits               $8,881     $8,435     $7,829     $7,209     $7,089
NOW and money market accounts              14,487     14,199     13,771     12,209     11,319
Savings accounts                            7,044      6,718      5,953      5,400      4,728
Time deposits of individuals               18,876     18,848     20,169     19,288     18,414
                                          ----------------------------------------------------------
   Core deposits                           49,288     48,200     47,722     44,106     41,550
Brokered retail CDs                           n/a        n/a        n/a        n/a        n/a
Other deposits                              1,533      1,479      1,865      2,783      3,331
Foreign deposits                            1,026        263        249        367        315
                                          ----------------------------------------------------------
   TOTAL DEPOSITS                         $51,847    $49,942    $49,836    $47,256    $45,196
                                          ==========================================================

SELECTED RATIOS
------------------------------------------------

Average loans to deposits                    85.0%      81.2%      78.1%      79.3%      81.2%
Average loans to core deposits               89.4       84.1       81.6       84.9       88.3
Average loans to earning assets              72.2       70.3       69.7       71.3       73.0
Average securities to earning assets         25.9       28.1       26.7       24.2       23.2

n/a - Not available


<CAPTION>
```

```
                                    STOCKHOLDER DATA
                          ($ IN MILLIONS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------------------
```

	2000	1999	1998	1997	1996	1995
Per common share:						
Basic net income	$2.14	$2.25	$1.64	$1.74	$1.50	$1.25
Diluted net income	2.13	2.22	1.61	1.71	1.48	1.22
Diluted net income - adjusted*	2.13	2.22	2.00	1.77	1.55	1.25
Originally reported diluted net income	2.13	2.22	1.61	1.83	1.64	1.48
Dividends declared	.855	1.085	.97	.86	.94	.65
Dividends paid	1.14	1.06	.94	.84	.74	.65
Dividend payout ratio	40.14%	48.87%	60.25%	50.29%	63.51%	53.28%
Dividend yield ***	2.97	4.58	2.68	2.62	4.19	3.92
P/E ratio	13.50	10.67	22.52	19.23	15.16	13.58
Average basic shares o/s**	607,379	623,624	652,012	644,448	659,096	652,380
Average diluted shares o/s**	612,625	632,452	665,720	655,465	673,098	676,476
Ending common shares o/s**	609,189	607,058	652,655	631,395	661,725	650,964
Common stock price:						
High	$29.75	$37.81	$38.75	$33.78	$23.63	$16.88
Low	16.00	22.13	28.47	21.25	15.31	12.63
Close	28.75	23.69	36.25	32.88	22.44	16.56
Book value/common share	$11.06	$9.39	$10.69	$9.75	$9.39	$8.77
Tangible book value/common share	9.09	7.23	8.96	8.86	8.55	7.81
Fair value gain(loss) on securities included in equity/share	.10	(.30)	.42	.55	.24	.34
Market to book value	259.9%	252.3%	339.1%	337.2%	238.8%	188.9%
Market capitalization of common stock	$17,514	$14,381	$23,659	$20,757	$14,847	$10,782
Common dividends declared	$519.6	$669.7	$637.1	$485.8	$511.0	$364.6
Preferred dividends declared	1.3	1.7	2.2	–	4.0	14.8

	1994	1993	1992	1991	1990
Per common share:					
Basic net income	$1.23	$1.28	n/a	n/a	n/a
Diluted net income	1.21	1.25	.82	.71	.46
Diluted net income - adjusted*	1.21	1.25	.82	.71	.46
Originally reported diluted net income	1.32	1.19	1.03	.90	.97
Dividends declared	.59	.53	.47	.47	.47
Dividends paid	.59	.53	.47	.47	.47
Dividend payout ratio	48.76%	42.40%	57.32%	66.20%	102.17%
Dividend yield ***	4.56	4.33	3.79	5.05	6.02
P/E ratio	10.69	9.80	15.13	13.12	16.98
Average basic shares o/s**	651,042	657,888	n/a	n/a	n/a
Average diluted shares o/s**	674,848	691,680	677,630	641,668	626,820
Ending common shares o/s**	652,676	665,662	653,404	608,654	611,142
Common stock price:					
High	$14.50	$14.03	$12.41	$10.57	$9.97
Low	11.88	11.56	8.97	6.97	5.66
Close	12.94	12.25	12.41	9.32	7.81
Book value/common share	$7.43	$7.69	$6.53	$6.17	$5.71
Tangible book value/common share	6.52	6.96	5.93	5.49	5.10
Fair value gain(loss) on securities included in equity/share	(.39)	n/a	n/a	n/a	n/a
Market to book value	174.1%	159.3%	189.9%	150.9%	136.7%
Market capitalization of common stock	$8,444	$8,154	$8,105	$5,670	$4,775
Common dividends declared	$336.0	$304.9	n/a	n/a	n/a
Preferred dividends declared	15.2	22.7	n/a	n/a	n/a

```
*   Excludes merger charges.
**  In thousands.
*** Based on year-end stock price.
n/a - Not available
</TABLE>
```

```
<TABLE>
<CAPTION>
                                          UNAUDITED
                               NATIONAL CITY CORPORATION
                               CAPITALIZATION (PERIOD END)
                            (IN MILLIONS, EXCEPT PER SHARE DATA)
```

	2000	1999	1998	1997	1996	1995

FUNDING

LONG-TERM DEBT (NET OF DISCOUNT):

	<C>	<C>	<C>	<C>	<C>	<C>
Total parent company debt	$1,960.5	$2,060.1	$1,124.0	$1,124.6	$1,250.2	$1,373.7
Subsidiary debt:						
Subordinated debt	1,118.8	1,119.2	821.7	823.0	821.5	n/a
Senior bank notes	11,654.3	8,918.6	4,992.2	2,394.1	809.6	n/a
Capital securities	180.0	180.0	679.9	649.9	–	n/a
FHLB advances and other	3,231.2	2,760.1	2,071.5	1,305.6	634.2	n/a
Total subsidiary debt	16,184.3	12,977.9	8,565.3	5,172.6	2,265.3	2,141.6
TOTAL LONG-TERM DEBT	$18,144.8	$15,038.0	$9,689.3	$6,297.2	$3,515.5	$3,515.3

BORROWED FUNDS:

U.S. Treasury demand notes	$413.9	$9,228.2	$753.5	$1,644.4	$1,056.6	n/a
Commercial paper	368.6	313.4	392.9	795.9	556.1	n/a
Other	121.2	231.0	971.5	1,824.3	1,339.5	n/a
TOTAL BORROWED FUNDS	$903.7	$9,772.6	$2,117.9	$4,264.6	$2,952.2	$1,988.1

STOCKHOLDERS' EQUITY

Preferred stock	$30.0	$30.2	$36.1	$ –	$ –	$185.4
Common stock	6,740.0	5,697.5	6,976.8	6,158.3	6,216.3	5,706.4
TOTAL STOCKHOLDERS' EQUITY	$6,770.0	$5,727.7	$7,012.9	$6,158.3	$6,216.3	$5,891.8

FAS 115 adjustment, net of tax	$60.6	($179.4)	$272.1	$345.8	$156.2	$222.4

INTANGIBLE ASSETS

Goodwill	$1,124.0	$1,210.4	$1,043.3	$544.9	$510.1	$547.0
Core deposit intangibles	43.7	54.0	64.2	–	n/a	n/a
Purchased credit card relationships	3.8	7.2	13.0	13.4	n/a	n/a
Other intangibles	29.8	34.8	5.7	4.7	n/a	n/a
TOTAL INTANGIBLE ASSETS	$1,201.3	$1,306.4	$1,126.2	$563.0	$560.5	$623.7

Carrying value of mortgage servicing rights	$999.7	$785.0	$564.0	$262.6	$156.6	$125.8

RISK-BASED CAPITAL

Tier 1 capital	$5,554.5	$4,828.0	$5,726.1	$5,435.1	$5,571.5	n/a
Total risk-based capital	9,108.8	8,190.2	8,493.7	8,013.4	8,132.3	n/a
Risk-weighted assets	80,326.1	73,027.4	72,060.5	60,874.7	56,238.2	n/a
Tier 1 capital ratio	6.91%	6.61%	7.95%	8.93%	9.85%	9.25%
Total risk-based capital ratio	11.34	11.22	11.79	13.16	14.39	13.30
Leverage ratio	6.60	5.72	6.94	7.58	7.87	7.08

STOCK REPURCHASE ACTIVITY

Number of share repurchased	2.5	52.6	10.0	36.2	n/a	n/a
Average price of repurchased shares	$21.76	$32.51	$34.77	$40.98	n/a	n/a
Total cost	54.4	1,710.1	347.7	202.9	n/a	n/a

SELECTED RATIOS AND OTHER

Debt to equity	268.02%	262.55%	138.16%	102.26%	56.55%	59.66%
Debt to total capitalization	72.83	72.42	58.01	50.56	36.12	37.37
Equity to assets	7.65	6.57	7.95	8.13	8.53	7.95
Common equity to assets	7.61	6.54	7.91	8.13	8.53	7.70
Equity to assets (tangible)*	6.38	5.15	6.76	7.44	7.82	7.17
Common equity to assets (tangible)*	6.34	5.12	6.72	7.44	7.82	6.91
Minority interest	$46.6	$40.0	$43.8	$43.2	$46.8	–

```
<CAPTION>
```

	1994	1993	1992	1991	1990

FUNDING

LONG-TERM DEBT (NET OF DISCOUNT):

	<C>	<C>	<C>	<C>	<C>
Total parent company debt	$1,157.7	$742.2	$671.3	$578.8	$499.3
Subsidiary debt:					
Subordinated debt	n/a	n/a	n/a	n/a	n/a
Senior bank notes	n/a	n/a	n/a	n/a	n/a
Capital securities	n/a	n/a	n/a	n/a	n/a
FHLB advances and other	n/a	n/a	n/a	n/a	n/a
Total subsidiary debt	1,535.5	773.0	592.8	201.6	75.6
TOTAL LONG-TERM DEBT	$2,693.2	$1,515.2	$1,264.1	$780.4	$574.9

BORROWED FUNDS:

U.S. Treasury demand notes	n/a	n/a	n/a	n/a	n/a
Commercial paper	n/a	n/a	n/a	n/a	n/a
Other	n/a	n/a	n/a	n/a	n/a
TOTAL BORROWED FUNDS	n/a	n/a	n/a	n/a	n/a

STOCKHOLDERS' EQUITY

Preferred stock	$187.6	$198.3	$312.6	$402.6	$227.0
Common stock	4,851.0	5,120.0	4,269.0	3,756.0	3,492.0
TOTAL STOCKHOLDERS' EQUITY	$5,038.6	$5,318.3	$4,581.6	$4,158.6	$3,719.0

```
FAS 115 adjustment, net of tax                      ($254.7)       --        --        --        --

INTANGIBLE ASSETS
-------------------------------------------------

Goodwill                                            $508.1     $404.0    $297.0    $308.2    $300.5
Core deposit intangibles                              n/a        n/a       n/a       n/a       n/a
Purchased credit card relationships                   n/a        n/a       n/a       n/a       n/a
Other intangibles                                     n/a        n/a       n/a       n/a       n/a
                                                   -----------------------------------------------------
   TOTAL INTANGIBLE ASSETS                          $596.5     $483.8    $396.5    $416.8    $374.6
                                                   =====================================================

Carrying value of mortgage servicing rights          $92.8      $75.0     $89.5     $85.0    $105.1


RISK-BASED CAPITAL
-------------------------------------------------

Tier 1 capital                                        n/a        n/a       n/a       n/a       n/a
Total risk-based capital                              n/a        n/a       n/a       n/a       n/a
Risk-weighted assets                                  n/a        n/a       n/a       n/a       n/a

Tier 1 capital ratio                                 8.91%      9.38%     9.48%     8.56%     7.75%
Total risk-based capital ratio                      12.26      12.16     11.90     10.65     10.59
Leverage ratio                                       6.95       7.20      6.92      6.63      6.06

STOCK REPURCHASE ACTIVITY
-------------------------------------------------

Number of share repurchased                           n/a        n/a       n/a       n/a       n/a
Average price of repurchased shares                   n/a        n/a       n/a       n/a       n/a
Total cost                                            n/a        n/a       n/a       n/a       n/a

SELECTED RATIOS AND OTHER
-----------------------------------------------------

Debt to equity                                      53.45%     28.49%    27.59%    18.77%    15.46%
Debt to total capitalization                        34.83      22.17     21.62     15.80     13.39
Equity to assets                                     7.15       8.01      7.33      6.77      6.48
Common equity to assets                              6.89       7.71      6.83      6.11      6.08
Equity to assets (tangible)*                         6.36       7.33      6.74      6.13      5.86
Common equity to assets (tangible)*                  6.09       7.03      6.24      5.47      5.47

Minority interest                                       -          -         -         -         -


*      Period-end, less intangible assets.
n/a - Not available
</TABLE>
```

```
<TABLE>
<CAPTION>

                                           UNAUDITED
                                  NATIONAL CITY CORPORATION
                                     NET INTEREST MARGIN


-----------------------------------------------------------------------------------------------
                                        2000      1999      1998      1997      1996      1995
                                       ------------------------------------------------------------
<S>                                     <C>       <C>       <C>       <C>       <C>       <C>
EARNING ASSETS
  Loans*                                8.88%     8.22%     8.49%     8.73%     8.81%     8.95%
  Securities                            6.36      6.32      6.56      6.61      6.54      6.22
  Short-term investments                7.85      5.63      6.02      6.41      5.45      5.86
RATE ON EARNING ASSETS                  8.49      7.82      8.08      8.28      8.30      8.26

INTEREST BEARING LIABILITIES
  Core deposits                         4.43      3.79      4.19      4.21      4.20      4.33
  Purchased deposits                    6.23      5.05      5.27      5.14      5.07      5.70
  Other purchased funding               6.42      4.67      5.57      5.79      5.81      6.12
RATE ON INTEREST BEARING
  LIABILITIES                           5.36      4.45      4.59      4.62      4.54      4.69

NET INTEREST SPREAD                     3.13      3.37      3.49      3.66      3.76      3.57
Contribution of free funds              .72       .62       .62       .71       .71       .67
                                       ------------------------------------------------------------
NET INTEREST MARGIN                     3.85%     3.99%     4.11%     4.37%     4.47%     4.24%

<CAPTION>                              ============================================================
                                        1994      1993      1992      1991      1990
                                       --------------------------------------------------
<S>                                     <C>       <C>       <C>       <C>       <C>
EARNING ASSETS
  Loans*                                8.33%     8.46%     9.13%    10.38%    11.28%
  Securities                            5.93      6.07      7.23      8.64      9.25
  Short-term investments                3.97      3.87      4.37      7.16     10.18
RATE ON EARNING ASSETS                  7.64      7.71      8.44      9.78     10.71

INTEREST BEARING LIABILITIES
  Core deposits                         3.48      3.55      4.67      5.96      6.81
  Purchased deposits                    4.13      3.26      3.99      6.22      7.98
  Other purchased funding               4.69      3.77      4.37      6.09      8.02
RATE ON INTEREST BEARING
  LIABILITIES                           3.66      3.55      4.39      5.99      7.03

NET INTEREST SPREAD                     3.98      4.16      4.05      3.78      3.68
Contribution of free funds              .55       .55       .63       .81       .94
                                       --------------------------------------------------
NET INTEREST MARGIN                     4.53%     4.71%     4.68%     4.59%     4.62%
                                       ==================================================


* Includes loans held for sale or securitization.
<CAPTION>


                                   NONINTEREST INCOME
                                    ($ IN MILLIONS)
-----------------------------------------------------------------------------------------------

                                        2000      1999      1998      1997      1996      1995
                                       ------------------------------------------------------------

<S>                                     <C>       <C>       <C>       <C>       <C>       <C>
Mortgage banking revenue               $479.0    $389.3    $327.2    $158.5    $109.7     $98.3
Service charges on deposits             442.8     420.4     384.9     359.3     323.6     292.8
Item processing revenue                 412.4     416.8     484.5     393.1     364.5     327.9
Trust and investment mgmt. fees         334.6     325.9     311.1     278.8     255.6     238.2
Card-related fees                       188.0     191.7     201.2     205.6     191.3     155.4
Other service fees                      103.5      90.4      91.9      93.9      74.9      70.4
Brokerage revenue                        98.2     104.0      90.5      75.4      65.1      41.6
Trading income                           18.2      17.8      22.5       7.0       3.7      (2.0)
Other                                   350.7     286.1     265.9     194.7     140.1     109.1
                                       ------------------------------------------------------------
  FEES AND OTHER INCOME               2,427.4   2,242.4   2,179.7   1,766.4   1,528.5   1,331.7
Net securities gains (losses)            56.9     138.4     134.5      81.2     108.7      42.4
                                       ------------------------------------------------------------
  TOTAL NONINTEREST INCOME           $2,484.2  $2,380.8  $2,314.2  $1,847.6  $1,637.2  $1,374.1
                                       ============================================================
<CAPTION>
                                        1994      1993      1992      1991      1990
                                       --------------------------------------------------


<S>                                     <C>       <C>       <C>       <C>       <C>
Mortgage banking revenue               $106.9    $106.1     $81.3     $53.4     $46.3
Service charges on deposits             279.9     270.4     257.4     235.1     203.5
Item processing revenue                 312.4     268.0     194.2     166.9     153.8
Trust and investment mgmt. fees         225.9     216.5     205.4     195.2     181.6
Card-related fees                       159.2     154.2     155.8     124.4      97.9
Other service fees                       57.6      41.3      39.0      42.1      42.1
Brokerage revenue                        28.9      20.2       8.9       6.1       3.3
Trading income                           (.9)      9.1       6.5       5.5       4.8
Other                                   103.6     116.3     150.1     128.1     155.0
                                       --------------------------------------------------
  FEES AND OTHER INCOME               1,273.5   1,202.1   1,098.6     956.8     888.3
Net securities gains (losses)            35.6      58.6     100.0      49.7      (.1)
                                       --------------------------------------------------
  TOTAL NONINTEREST INCOME           $1,309.1  $1,260.7  $1,198.6  $1,006.5    $888.2
                                       ==================================================

<CAPTION>
                                   NONINTEREST EXPENSE
                                    ($ IN MILLIONS)

-----------------------------------------------------------------------------------------------

                                        2000      1999      1998      1997      1996      1995
                                       ------------------------------------------------------------

<S>                                     <C>       <C>       <C>       <C>       <C>       <C>
Salaries, benefits and other personnel $1,627.3  $1,558.4  $1,594.8  $1,449.4  $1,379.8  $1,311.3
Equipment                               229.5     209.8     212.9     204.9     193.6     186.9
Net occupancy                           209.2     202.1     202.7     193.6     197.0     189.2
Third-party services                    197.5     193.1     226.3     176.1     196.9     198.5
Card-related fees                       167.7     149.3     139.4     126.1     118.8     107.8
Intangibles amortization                 88.0      75.4      65.2      49.1      63.0      63.1
Marketing and public relations           83.7      64.5      63.6      69.1     104.5      81.6
Telephone                                81.3      74.0      75.0      63.4      59.7      56.8
Postage                                  71.6      70.6      75.7      72.6      69.4      66.6
Supplies                                 49.8      55.3      65.8      57.9      68.9      61.3
Travel and entertainment                 59.5      51.8      52.6      47.3      44.7      36.7
State and local taxes                    39.1      52.7      45.7      48.0      48.5      48.1
FDIC assessments                          9.7       8.1       6.8       9.3      34.5      94.4
OREO expense, net                         2.3       3.6       9.0       9.8      10.7       5.9
All other                               267.7     213.8     162.2     150.1     135.8     181.6
                                       ------------------------------------------------------------
  NONINTEREST EXPENSE                 3,183.9   2,982.5   2,997.7   2,726.7   2,725.8   2,689.8
Merger charges                            -         -       379.4      65.9      74.7      24.2
                                       ------------------------------------------------------------
  TOTAL NONINTEREST EXPENSE          $3,183.9  $2,982.5  $3,377.1  $2,792.6  $2,800.5  $2,714.0
                                       ============================================================
```

<CAPTION>

	1994	1993	1992	1991	1990
<S>	<C>	<C>	<C>	<C>	<C>
Salaries, benefits and other personnel	$1,262.3	$1,193.8	$1,207.9	$1,114.4	$1,039.9
Equipment	178.4	168.4	177.9	168.2	163.8
Net occupancy	182.7	181.9	182.9	170.9	164.5
Third-party services	165.4	160.4	174.0	150.5	122.9
Card-related fees	109.8	97.2	75.6	61.9	66.5
Intangibles amortization	52.9	48.7	88.8	53.4	75.6
Marketing and public relations	71.5	66.5	48.0	45.9	40.4
Telephone	52.9	48.2	42.5	41.6	37.4
Postage	62.4	61.9	61.9	60.4	46.8
Supplies	59.6	62.2	58.3	54.8	49.7
Travel and entertainment	36.5	35.2	23.3	20.9	21.8
State and local taxes	50.7	49.8	46.1	44.0	38.1
FDIC assessments	112.8	113.9	111.9	97.4	62.7
OREO expense, net	13.5	38.5	73.3	70.7	29.9
All other	223.7	213.2	224.6	153.5	217.5
NONINTEREST EXPENSE	2,635.1	2,539.8	2,597.0	2,308.5	2,177.5
Merger charges	-	-	-	-	-
TOTAL NONINTEREST EXPENSE	$2,635.1	$2,539.8	$2,597.0	$2,308.5	$2,177.5

</TABLE>

```
<TABLE>
<CAPTION>
```

NATIONAL CITY CORPORATION
LOAN LOSS ALLOWANCE AND NET CHARGE-OFFS
($ IN MILLIONS)

	2000	1999	1998	1997	1996	1995
LOAN LOSS ALLOWANCE						
	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`
Beginning loan loss allowance	$970.5	$970.2	$941.9	$958.7	$947.0	$934.6
Provision	286.8	249.7	201.4	225.4	239.9	205.0
Reserves acquired (sold or securitized)	(42.4)	.1	27.4	(19.5)	.1	11.6
Net charge-offs:						
Commercial	78.5	61.7	18.3	35.6	27.0	27.8
Real estate - commercial	2.9	(1.8)	2.0	.9	2.1	4.0
Real estate - residential	23.6	15.0	16.0	12.3	11.8	17.8
Consumer	94.4	92.1	83.1	80.3	89.0	65.4
Credit card	83.4	79.6	75.9	90.6	94.8	88.3
Home equity	3.5	2.9	5.4	3.0	3.6	.9
Total net charge-offs	286.3	249.5	200.5	222.7	228.3	204.2
Ending loan loss allowance	$928.6	$970.5	$970.2	$941.9	$958.7	$947.0
MEMO:						
Net charge-offs on securitized credit card balances	$16.8	$27.9	$45.1	$45.5	n/a	n/a
NET CHARGE-OFFS AS A % OF LOANS						
Commercial	.32%	.28%	.09%	.21%	.18%	.20%
Real estate - commercial	.05	(.03)	.03	.01	.03	.06
Real estate - residential	.20	.15	.15	.11	.10	.15
Consumer	.71	.67	.66	.71	.78	.56
Credit card	3.43	3.93	4.08	4.37	4.23	3.37
Home equity	.08	.09	.17	.11	.16	.04
TOTAL NET CHARGE-OFFS	.46%	.43%	.37%	.44%	.46%	.42%
MEMO:						
Securitized credit card portfolio	3.54%	4.63%	5.28%	5.23%	n/a	n/a

```
<CAPTION>
```

	1994	1993	1992	1991	1990
LOAN LOSS ALLOWANCE					
	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`
Beginning loan loss allowance	$874.0	$799.5	$743.4	$676.2	$549.4
Provision	195.9	227.8	304.6	393.9	484.4
Reserves acquired (sold or securitized)	21.2	50.7	19.1	43.8	20.8
Net charge-offs:					
Commercial	25.2	54.0	92.4	158.2	137.2
Real estate - commercial	5.5	1.7	–	(1.9)	38.0
Real estate - residential	23.1	33.4	34.9	47.5	39.8
Consumer	33.7	43.5	66.0	97.7	117.2
Credit card	68.3	70.4	74.1	68.4	45.4
Home equity	.7	1.0	.2	.6	.8
Total net charge-offs	156.5	204.0	267.6	370.5	378.4
Ending loan loss allowance	$934.6	$874.0	$799.5	$743.4	$676.2
MEMO:					
Net charge-offs on securitized credit card balances	n/a	n/a	n/a	n/a	n/a
NET CHARGE-OFFS AS A % OF LOANS					
Commercial	.19%	.42%	.68%	1.10%	.91%
Real estate - commercial	.09	–	–	–	1.00
Real estate - residential	.23	.37	.42	.73	.60
Consumer	.31	.46	.74	1.05	1.31
Credit card	2.59	3.92	4.09	3.75	3.07
Home equity	.05	.06	.01	.06	.10
TOTAL NET CHARGE-OFFS	.35%	.50%	.69%	.99%	1.03%
MEMO:					
Securitized credit card portfolio	n/a	n/a	n/a	n/a	n/a

n/a - Not available

```
<CAPTION>
```

NONPERFORMING ASSETS
($ IN MILLIONS)

	2000	1999	1998	1997	1996	1995
NONPERFORMING ASSETS						
Commercial	$183.2	$130.4	$95.8	$110.0	n/a	n/a
Commercial real estate	67.0	68.5	66.1	63.5	n/a	n/a
Residential real estate	118.8	70.3	56.7	64.3	n/a	n/a
Total nonperforming loans	369.0	269.2	218.6	237.8	233.7	303.9
Other real estate owned	33.3	19.9	29.9	35.5	48.7	52.5
TOTAL NONPERFORMING ASSETS	$402.3	$289.1	$248.5	$273.3	$282.4	$356.4
Loans 90 days past due	$341.8	$230.0	$209.5	$136.1	$133.8	$92.8
Renegotiated Loans*:						
Commercial	$.1	$.2	$.4	$1.1	$3.5	$10.6
Real estate related	.2	1.8	2.6	4.4	6.1	5.9
Total renegotiated loans	$.3	$2.0	$3.0	$5.5	$9.6	$16.5

```
NPAs to loans + OREO                       .61%       .48%       .43%       .53%       .56%       .71%
NPAs to total assets                       .45        .33        .28        .36        .39        .48
LLA to  nonperforming loans              251.62     360.51     443.82     396.07     410.22     311.62
Loan loss allowance to loans               1.42       1.61       1.67       1.81       1.90       1.89
```

<CAPTION>

	1994	1993	1992	1991	1990

NONPERFORMING ASSETS

<S>	<C>	<C>	<C>	<C>	<C>
Commercial	n/a	n/a	n/a	n/a	n/a
Commercial real estate	n/a	n/a	n/a	n/a	n/a
Residential real estate	n/a	n/a	n/a	n/a	n/a
Total nonperforming loans	279.2	401.5	520.1	729.7	651.1
Other real estate owned	87.4	164.6	270.3	254.9	222.2
TOTAL NONPERFORMING ASSETS	$366.6	$566.1	$790.4	$984.6	$873.3

| Loans 90 days past due | $69.5 | $91.6 | $97.3 | $141.2 | $161.5 |

Renegotiated Loans*:

Commercial	$2.8	$4.4	$7.5	$11.6	$21.8
Real estate related	8.9	17.1	24.0	31.6	14.2
Total renegotiated loans	$11.7	$21.5	$31.5	$43.2	$36.0

NPAs to loans + OREO	.77%	1.31%	1.98%	2.53%	2.32%
NPAs to total assets	.55	.90	1.30	1.71	1.58
LLA to nonperforming loans	334.74	217.68	153.72	101.88	103.86
Loan loss allowance to loans	1.97	2.03	2.01	1.92	1.80

* Renegotiated loans are included in nonperforming loans.

n/a - Not available
</TABLE>